Altria

NEWS RELEASE

Altria Group, Inc.
120 Park Avenue
New York, NY 10017

Note: Contrary to Altria's original news release of January 30, 2008, Altria has subsequently received advice that the PMI spin-off will be subject to tax in Norway. This version reflects that change.

ALTRIA GROUP, INC. (ALTRIA) REPORTS 2007 RESULTS AND ANNOUNCES SPIN-OFF OF PHILIP MORRIS INTERNATIONAL INC. (PMI)

- 2007 full-year diluted earnings per share from continuing operations of $4.33 versus $4.43 in 2006, including the items detailed on Schedule 8
  - Adjusted 2007 full-year diluted earnings per share from continuing operations up 8.1% to $4.38 versus $4.05 in 2006, including items detailed in Table 2
- 2007 fourth-quarter diluted earnings per share from continuing operations of $1.03 versus $1.14 for the same period in 2006, including the items detailed on Schedule 7
  - Adjusted 2007 fourth-quarter diluted earnings per share from continuing operations up 5.3% to $1.00 versus $0.95 for the same period in 2006, including items detailed in Table 2

PHILIP MORRIS INTERNATIONAL SPIN-OFF EFFECTIVE MARCH 28, 2008

- Identifies new Board of Directors post-spin for both Altria and PMI
- Sets spin-off share distribution ratio of one-for-one
- Announces dividend policies, initial dividend rates and share repurchase programs
  - Altria dividend policy anticipates payout ratio of 75% post-spin
  - Altria initial post-spin annualized dividend rate of $1.16 per common share
  - Altria post-spin share repurchase program of $7.5 billion over 2 years

  - PMI dividend policy anticipates payout ratio of 65% post-spin
  - PMI initial post-spin annualized dividend rate of $1.84 per common share
  - PMI post-spin share repurchase program of $13.0 billion over 2 years
- To commence tender offer shortly for all outstanding Altria notes
- Forecasts 2008 earnings per share growth rates
  - Altria 2008 full-year diluted earnings per share from continuing operations projected to grow approximately 9% to 11% from a 2007 adjusted base of $1.50, excluding PMI, which will be accounted for as a discontinued operation for the full-year 2008
  - PMI 2008 full-year diluted earnings per share from continuing operations projected to grow approximately 12% to 14% at current exchange rates, from a 2007 pro-forma adjusted base of $2.78

NEW YORK, January 30, 2008 – Altria Group, Inc. (NYSE: MO) today issued its 2007 full-year and fourth-quarter results and announced the spin-off of Philip Morris International Inc. (PMI). In conjunction with the PMI spin-off, the company identified the new Altria and PMI Boards of Directors, announced dividend policies, initial dividend rates and share repurchase programs for each company, and provided separate forecasts for 2008 earnings per share from continuing operations for Altria and PMI.

"Today's announcement underscores our long-term commitment to build shareholder value," said Louis C. Camilleri, Chairman and Chief Executive Officer of Altria. "The PMI spin-off and related actions position our international and domestic tobacco businesses for future success as stand-alone companies with unique and formidable strengths, including leading brands, strong cash flow, experienced leadership and solid growth prospects."

"2007 was a watershed year, with strong underlying earnings growth and a number of strategic actions that further strengthen our tobacco businesses for long-term growth," Mr. Camilleri said. "While we are by all means not immune to the current economic uncertainties, we enter 2008 with solid momentum and I am confident that both Altria and PMI are well positioned to not only weather these uncertainties, but to deliver strong results this year and beyond."

Conference Call

A conference call hosted by Mr. Camilleri with members of the investment community and news media will be webcast at 1:00 p.m. New York City Time on January 30, 2008. Access is available at www.altria.com.

Spin-Off of Philip Morris International (PMI)

The Board of Directors of Altria voted today to authorize the spin-off of 100% of the shares of Philip Morris International (PMI) to Altria's shareholders.

The distribution will be made on March 28, 2008, to Altria shareholders of record as of 5:00 p.m. New York City Time on March 19, 2008 (the "record date").

Altria will distribute one share of PMI for every share of Altria common stock outstanding as of the record date, based on the number of Altria shares outstanding at 5:00 p.m. New York City Time on that date.

After much consideration, Altria's Board of Directors and management determined that PMI's separation from Altria will enhance growth and shareholder value by providing the following benefits:

- An improved focus on the different market dynamics, competitive frameworks, challenges and opportunities that Altria and PMI face;

- A more optimal and efficient capital allocation to enhance shareholder value, coupled with greater financial flexibility, including an increase in the combined debt capacity of Altria and PMI;

- Greater transparency leading to the elimination of the sum-of-the-parts discount under which Altria's common stock has typically traded;

- A significant reduction in corporate overheads, including the closure of Altria's corporate headquarters in New York;

- The creation of a potential acquisition currency in the form of more focused equity that neither of Altria's tobacco subsidiaries has had available prior to the spin-off; and

- A tighter alignment of compensation and rewards with the performance of each entity.

Altria has been advised that a "when issued" public market for Altria common stock will begin some time before the record date on the New York Stock Exchange (NYSE) and continue through the distribution date under the symbol "MO wi." "When issued" refers to buying Altria shares without the right to receive PMI shares. Altria common stock will remain outstanding and will continue to trade on the NYSE under the symbol "MO."

Any holder of Altria common stock who sells shares of Altria in the "regular way" market on or before the distribution date will also be selling the right to receive shares of PMI common stock in the spin-off. Holders of Altria common stock are encouraged to consult with their financial advisors regarding the specific implications of selling Altria common stock on or before the distribution date.

Currently, there is no public market for PMI's common stock. It is anticipated that PMI will be listed for trading on the NYSE under the symbol "PM." The company anticipates that trading in PMI common stock will commence on a "when issued" basis shortly before the record date under the symbol "PM wi."

On the first trading day following the distribution date, "when issued" trading will end and "regular way" trading will begin for PMI common stock. PMI cannot predict the trading price for its common stock following the distribution.

Altria has received a private letter ruling from the U.S. Internal Revenue Service (IRS) and an opinion of counsel that the distribution of PMI common stock to Altria shareholders qualifies as a tax-free distribution for U.S. federal income tax purposes.

Non-U.S. shareholders may be subject to tax on the distribution in jurisdictions other than the U.S. In this regard, Altria has received advice from some foreign tax authorities and advisors, and anticipates that the distribution will be tax-free in Canada and Sweden, but subject to tax in Denmark, France, Germany, Ireland, Japan, the Netherlands, Norway and Switzerland. Altria is awaiting final advice from the U.K. tax authorities.

It is extremely important that shareholders consult their tax advisors regarding the particular consequences of the distribution in their situation, including the applicability and effect of any U.S. federal, state, local and foreign tax laws.

Registered shareholders in the U.S. and Canada who would like more information should contact Computershare Trust Company by email at altria@computershare.com or by phone at 1-866-538-5172. Registered shareholders outside the U.S. and Canada should call 1-781-575-3572.

If you hold Altria shares through a broker, bank or other nominee, please contact your financial institution directly or call D.F. King & Co. at 1-800-290-6431.

Additional information including answers to frequently asked questions (FAQs) will be available in a special section of the Altria website beginning at about 12:00 noon New York City Time today at www.altria.com/pmispinoff.

Board of Directors

Set forth below are the individuals who have agreed to serve on the respective Board of Directors of Altria and PMI following the spin-off.

Altria's Board of Directors post-spin will include four continuing members from the current Altria Board of Directors. They are Elizabeth E. Bailey, Robert E.R. Huntley, Thomas W. Jones and George Muñoz. They will be joined by four new directors: Thomas F. Farrell II, Chairman, President and Chief Executive Officer of Dominion Resources, Inc., Gerald L. Baliles, Director of the Miller Center of Public Affairs at the University of Virginia and former Governor of Virginia, Dinyar S. Devitre, who will step down as Chief Financial Officer of Altria following the spin-off, and Michael E. Szymanczyk, who will serve as Chairman of the Board and Chief Executive Officer of Altria.

PMI's Board of Directors post-spin will include five members who will step down from the current Altria Board of Directors. They are Harold Brown, Mathis Cabiallavetta, J. Dudley Fishburn, Lucio A. Noto and Stephen M. Wolf. In addition, Sergio Marchionne, Chief Executive

Officer of Fiat S.p.A. and Carlos Slim Helú will join the PMI Board of Directors at the time of the PMI spin-off, and Graham Mackay, Chief Executive Officer of SABMiller, has agreed to join the PMI Board of Directors later in 2008. Louis C. Camilleri will serve as Chairman of the Board and Chief Executive Officer of PMI following his resignation from those posts at Altria.

John S. Reed has elected to retire from the Altria Board of Directors. He is one of the longest-serving members of the Board of Directors and has provided outstanding leadership throughout his more than 30 years of distinguished service to the company and its shareholders.

As a result of the PMI spin-off, the date for the Annual Meeting of Shareholders for Altria has been moved to May 28, 2008 in Richmond, Virginia. Shareholders who have not already submitted proposals for consideration at the meeting have until March 28, 2008 to do so, by following the procedures described in the "2008 Annual Meeting" section on page 66 of Altria's March 23, 2007 proxy statement.

Dividends

The Board of Directors of Altria today reaffirmed its intention to adjust Altria's dividend immediately following the distribution of PMI shares so that Altria shareholders who retain their PMI shares will receive, in the aggregate, the same annual cash dividend rate of $3.00 per share that existed before the spin-off.

Altria is expected to pay a dividend at the initial rate of $0.29 per share per quarter, or $1.16 per common share on an annualized basis. Altria has established a dividend policy that anticipates a payout ratio of approximately 75% post-spin.

PMI is expected to pay a dividend at the initial rate of $0.46 per share per quarter, or $1.84 per common share on an annualized basis. PMI has established a dividend policy that anticipates a payout ratio of approximately 65% post-spin.

Payment of future cash dividends will be at the discretion of the Boards of Directors of Altria and PMI.

Share Repurchase Programs

The Board of Directors today approved share repurchase programs as follows:

For Altria, a new $7.5 billion two-year share repurchase program was authorized and is expected to begin in April, after completion of the spin-off.

For PMI, a $13.0 billion two-year share repurchase program was authorized and is expected to begin in early May, consistent with SEC regulations.

Tender Offer for Altria Notes

Altria will commence a tender offer and consent solicitation shortly in connection with the spin-off to purchase for cash all of Altria's notes outstanding, including $2.6 billion of domestic notes denominated in U.S. dollars and €1.0 billion in euro-denominated notes.

While Altria believes that the proposed distribution is not prohibited by the indentures, it believes it is desirable to eliminate any uncertainty by amending the indentures with the consent of note holders.

In order to finance the tender offer, Altria has arranged a $4.0 billion, 364-day credit facility. Subsequent to the spin-off, Altria intends to access the public debt market to refinance debt incurred in connection with the tender offer.

PMI Form 10

PMI has filed a Form 10, which includes a preliminary Information Statement, subject to completion, with the U.S. Securities and Exchange Commission (SEC). PMI plans to file an updated Form 10 with the SEC on or about February 8, 2008. The update will include PMI's audited financial statements for 2007, management's discussion and analysis of operations and a discussion of PMI's governance and compensation. In addition, the Form 10 will include pro-forma financial information, which gives effect to the following:

- In establishing the initial capitalization of the two companies, PMI will pay to Altria $4.0 billion in dividends, $3.1 billion of which were paid at the end of 2007;
- Altria and PMI will reimburse each other for the fair value of stock awards held by their respective employees. Based on the number of stock awards outstanding at December 31, 2007 the net payment from Altria to PMI would be $427 million;
- Altria will transfer to PMI federal tax contingencies of $97 million;
- Altria will transfer to PMI balances for pension and other benefits related to PMI's U.S.-based employees; and
- PMI will incur the cost of certain headquarters functions that are currently performed by Altria. The cost of these functions was $92 million in 2007.

PMI plans to file reported and pro-forma amounts as follows:

At December 31, 2007 ($ Billions)

	Reported	Pro-forma
Cash	$ 1.7	$ 1.3
Total debt	(6.3)	(6.3)
Net debt	$ (4.6)	$ (5.0)
Stockholders' equity	$15.4	$14.7

Following the effectiveness of the Form 10, the company will mail an Information Statement shortly after the record date to all holders of Altria common stock as of the record date. The Information Statement will include the procedures by which the distribution will be effected and other details of the transaction, together with comprehensive data on PMI.

Investor Presentation

In connection with the spin-off, the company announced that it will hold an investor presentation on March 11, 2008 in New York City. The presentation will be webcast beginning at approximately 8:30 a.m. until 1:00 p.m. New York City Time and will be available at www.altria.com.

Following opening remarks from Louis C. Camilleri, Altria and PMI will give presentations on their growth strategies, capital structure, cost savings and productivity initiatives, opportunities and outlook, followed by a question-and-answer session.

Presenting for Altria will be Michael E. Szymanczyk and David Beran, who will become Chairman and Chief Executive Officer, and Chief Financial Officer, respectively, following the spin-off.

Presenting for PMI will be André Calantzopoulos and Hermann Waldemer, who will become Chief Operating Officer and Chief Financial Officer, respectively, following the spin-off.

2008 Full-Year Forecast for Altria and PMI

Altria (excluding PMI) forecasts that 2008 adjusted full-year diluted earnings per share from continuing operations will grow to a range of $1.63 to $1.67, representing a growth rate of approximately 9% to 11% for the full-year 2008 from a base of $1.50 per share in 2007, which is shown in Table 1 below. This projection reflects a higher effective tax rate, the contribution of income from recently acquired John Middleton, Inc. and the impact of share repurchases. Earnings per share growth is expected to be stronger in the second half of 2008.

PMI forecasts adjusted diluted earnings per share from continuing operations at current exchange rates will increase to a range of $3.11 to $3.17 for the full-year 2008, reflecting a growth rate of approximately 12% to 14% from the pro-forma adjusted base of $2.78 per share in 2007, as shown in Table 1.

Table 1	**Illustrative EPS for Year Ended Dec. 31, 2007**		
	Altria Consolidated Dec. 31, 2007	Altria Ex PMI	PMI
Reported Diluted EPS	$ 4.33	$ 1.48	$ 2.85
Tax items	(0.12)	(0.09)	(0.03)
PMCC recoveries from airline exposure	(0.06)	(0.06)	
Interest on tax reserve transfers to Kraft	0.02	0.02	
Asset impairment and exit costs	0.21	0.15	0.06
Adjusted Diluted EPS	$ 4.38	$ 1.50	$ 2.88
Interest on borrowings to pay $4.0 billion dividend to Altria			(0.07)
Incremental corporate expenses			(0.03)
Pro-Forma Adjusted Diluted EPS	*See Note Below*		$ 2.78

Note: While PMI will be required to file these pro-forma 2007 results with the SEC, Altria is prohibited under current SEC guidelines from imputing interest income on the transferred cash.

These forecasts exclude the impact of any potential future acquisitions or divestitures, Altria's gain on the sale of its headquarters in New York City, charges related to the tender offer for Altria's notes and a number of other factors, including the items shown above in Table 1. The factors described in the Forward-Looking and Cautionary Statements section of this release represent continuing risks to these projections.

As described in "Note 15. Segment Reporting" of Altria's 2006 Annual Report, management reviews operating companies income, which is defined as operating income before corporate expenses and amortization of intangibles, to evaluate segment performance and allocate resources. Management believes it is appropriate to disclose this measure to help investors analyze business performance and trends. For a reconciliation of operating companies income to operating income, see the Condensed Statements of Earnings contained in this release.

Altria's 2007 reported results and previous-year results reflect Kraft Foods Inc. (Kraft) as a discontinued operation. As such, net revenues and operating companies income for Kraft are excluded from the company's results, while the net earnings impact is included as a single line item.

All references in this news release are to continuing operations, unless otherwise noted. References to international tobacco market shares are PMI estimates based on a number of sources.

2007 Diluted EPS From Continuing Operations

For the full year 2007, diluted earnings per share from continuing operations were down 2.3% to $4.33, including items detailed on Schedule 8, versus $4.43 for the full year 2006. Adjusted for items detailed in Table 2 below, diluted earnings per share were up 8.1% to $4.38, versus $4.05 for 2006.

Fourth-quarter 2007 diluted earnings per share from continuing operations were down 9.6% to $1.03, including items detailed on the attached Schedule 7, versus $1.14 in the year-ago period. Adjusted for items detailed in Table 2, fourth-quarter 2007 diluted earnings per share were up 5.3% to $1.00 versus $0.95 in the year-earlier period, which included a $488 million gain from PMI's reorganization of its tobacco and beer equity holdings in the Dominican Republic.

Table 2

	2007 Results Excluding Items					
	Full Year			**Fourth Quarter**		
	2007	**2006**	**Change**	**2007**	**2006**	**Change**
Diluted EPS (from continuing operations for full year)	**$4.33**	**$4.43**	**(2.3)%**	**$1.03**	**$1.14**	**(9.6)%**
(Gain) on sales of businesses		(0.15)			(0.15)	
Asset impairment, exit and implementation costs	0.21	0.05		0.04	0.02	
Italian antitrust charge		0.03				
(Recoveries) Provision for airline industry exposure	(0.06)	0.03				
Tax items	(0.12)	(0.35)		(0.07)	(0.06)	
Interest on tax reserve transfers to Kraft	0.02	0.01				
Diluted EPS, excluding above items	**$4.38**	**$4.05**	**8.1%**	**$1.00**	**$0.95**	**5.3%**

Acquisitions and Divestitures

During the first quarter of 2007, PMI acquired an additional 50.2% stake in Lakson Tobacco Company Ltd. (Lakson) in Pakistan, and completed a mandatory tender offer for the remaining shares, which increased PMI's total ownership interest in Lakson from 40% to approximately 98%, for $383 million.

During the fourth quarter of 2007, PMI completed the acquisition of an additional 30% stake in its Mexican tobacco business from its joint venture partner, Grupo Carso, S.A.B. de C.V. PMI previously held a 50% stake in its Mexican tobacco business and the transaction brought PMI's stake to 80%. Grupo Carso retains a 20% stake in the business. The transaction had a value of approximately $1.1 billion.

On December 11, 2007 Altria announced that it had completed the acquisition of 100% of John Middleton, Inc. (Middleton), a leading manufacturer of machine-made large cigars, from privately held Bradford Holdings, Inc. for $2.9 billion in cash. The net cost of the acquisition, after deducting approximately $700 million in present value tax benefits arising from the terms of the transaction, is $2.2 billion. The acquisition was financed with existing cash and is expected to be modestly accretive to Altria's 2008 earnings and generate an attractive double-digit economic return. It had no material impact on Altria's 2007 fourth-quarter and full-year earnings.

2007 Full-Year Results

Revenues net of excise taxes increased 5.8% to $38.1 billion for the full-year 2007, driven by increases in both U.S. tobacco and international tobacco.

Operating income increased 2.7% to $13.2 billion, reflecting the items described in the attached reconciliation on Schedule 6, including higher results from operations of $512 million and favorable currency of $471 million.

Earnings from continuing operations decreased 1.8% to $9.2 billion, reflecting the items mentioned above and a higher tax rate in 2007, partially offset by a decrease in interest expense in 2007 due to lower debt outstanding. The company's effective tax rate was 31.5% for the full-year 2007 versus 27.2% for 2006. Full-year 2007 results included favorable tax adjustments of $251 million or $0.12 per share, primarily due to the reversal of tax reserves and other tax accruals no longer required and the reduction of the German corporate tax rate, versus favorable tax adjustments of $757 million or $0.35 per share for the full-year 2006.

Net earnings, including discontinued operations, decreased 18.6% to $9.8 billion, reflecting the Kraft spin-off and other items mentioned above. Diluted earnings per share, including discontinued operations as detailed on Schedule 4, decreased 19.1% to $4.62.

2007 Fourth-Quarter Results

Revenues net of excise taxes increased 7.4% to $9.3 billion for the fourth quarter of 2007, largely driven by international tobacco.

Operating income decreased 6.4% to $3.0 billion, reflecting the items described in the attached reconciliation on Schedule 3, primarily the impact of the 2006 Dominican Republic transaction, partially offset by higher results from operations of $143 million and favorable currency of $150 million.

Earnings from continuing operations decreased 9.1% to $2.2 billion, reflecting the items mentioned above as well as a higher tax rate in the fourth quarter of 2007 versus the year-earlier period, partially offset by lower interest expense.

Net earnings, including discontinued operations, decreased 26.1% to $2.2 billion, reflecting the impact of the Kraft spin-off and the factors mentioned above. Diluted earnings per share, including discontinued operations as detailed on Schedule 1, decreased 26.4% to $1.03.

U.S. TOBACCO

2007 Full-Year and Fourth-Quarter Results

Philip Morris USA Inc. (PM USA), Altria's U.S. tobacco business, achieved strong retail share results for the full year and fourth quarter of 2007, driven by **Marlboro**, which increased its retail market share 0.5 points to 41.0% for the full-year 2007 and 0.8 points to 41.2% in the fourth quarter.

Full-year revenues net of excise taxes increased 1.2% to $15.0 billion for Altria's U.S. tobacco segment, which includes both PM USA and John Middleton, Inc. (Middleton). Fourth-quarter revenues net of excise taxes increased 0.5% to $3.7 billion.

For the full-year 2007, U.S. tobacco operating companies income decreased 6.1% to $4.5 billion compared to 2006. The decrease was primarily driven by lower volume, increased resolution expenses, investments in support of PM USA's smokeless products, $371 million of pre-tax charges in 2007 related to asset impairment, exit and implementation costs for the previously announced closure of the Cabarrus cigarette manufacturing facility and a $26 million provision for the *Scott* case in Louisiana. Those factors were partially offset by lower wholesale promotional allowance rates and lower selling, general and administrative costs. U.S. tobacco operating companies income would have increased by 1.9% for the full-year 2007 when adjusted for the items shown in the table below.

In the fourth quarter of 2007, U.S. tobacco operating companies income decreased 3.2% to $1.1 billion compared to the year-earlier period. The decrease was driven by lower volume, investments in support of PM USA's smokeless products, increased resolution expenses, $31 million of pre-tax charges in 2007 primarily related to asset impairment, exit and implementation costs for closure of the Cabarrus facility and the provision for the *Scott* case. Those factors were partially offset by lower wholesale promotional allowance rates and lower selling, general and administrative costs. U.S. tobacco operating companies income would have increased 1.0% for the fourth quarter of 2007 compared to the year-earlier period when adjusted for the items shown in the table below.

U.S. Tobacco 2007 Operating Companies Income ($ Millions)

	Full Year			**Fourth Quarter**		
	2007	**2006**	**Change**	**2007**	**2006**	**Change**
Reported Operating Companies Income	**$ 4,518**	**$4,812**	**(6.1)%**	**$1,089**	**$1,125**	**(3.2)%**
Implementation costs	27			15		
Asset impairment and exit costs related to Cabarrus plant closure	344	10		16	10	
Provision for *Scott* case	26			26		
Adjusted Operating Companies Income	**$ 4,915**	**$4,822**	**1.9%**	**$1,146**	**$1,135**	**1.0%**
Adjusted OCI Margin*	32.7%	32.5%	0.2 pp	31.3%	31.2%	0.1 pp

Margins are calculated as adjusted operating companies income, divided by net revenues excluding excise taxes.

PM USA's full-year 2007 cigarette shipment volume of 175.1 billion units was 4.6% lower than the previous year, but was estimated to be down approximately 3.6% when adjusted for changes in trade inventories and calendar differences. For the full year 2007, PM USA estimates a decline of about 4% in total cigarette industry volume. In the fourth quarter, PM USA's cigarette shipment volume of 41.7 billion units was 7.8% lower than the prior-year period, but was estimated to be down approximately 3.3% when adjusted for changes in trade inventories and calendar differences.

Cigarette volume performance by brand for PM USA is summarized in the table below:

PM USA Cigarette Volume* by Brand (Billion Units)

	Full Year			Fourth Quarter		
	2007	**2006**	**Change****	**2007**	**2006**	**Change****
Marlboro	144.4	150.3	(3.9)%	34.3	37.3	(8.0)%
Parliament	6.0	6.0	0.0%	1.6	1.5	8.0%
Virginia Slims	7.0	7.5	(7.2)%	1.6	1.8	(10.8)%
Basic	13.2	14.5	(8.8)%	3.1	3.5	(11.3)%
Focus Brands	170.6	178.3	(4.3)%	40.6	44.1	(7.9)%
Other PM USA	4.5	5.1	(11.9)%	1.1	1.2	(6.7)%
Total PM USA	175.1	183.4	(4.6)%	41.7	45.3	(7.8)%

*U.S. unit volume includes units sold as well as promotional units, and excludes Puerto Rico and U.S. Territories.
**Calculation based on millions of units.

For the full-year 2007, retail share gains for **Marlboro** and **Parliament** of 0.5 points and 0.1 point, respectively, were partially offset by losses of 0.1 share point each for **Virginia Slims**, **Basic** and the non-focus brands. In the fourth quarter of 2007, share gains for **Marlboro** of 0.8 points were partially offset by losses of 0.1 share point each for **Virginia Slims** and **Basic**, as shown in the table below:

PM USA Cigarette Retail Share* by Brand

	Full Year			Fourth Quarter		
	2007	**2006**	**Change**	**2007**	**2006**	**Change**
Marlboro	41.0%	40.5%	+ 0.5 pp	41.2%	40.4%	+ 0.8 pp
Parliament	1.9%	1.8%	+ 0.1 pp	1.9%	1.9%	0.0 pp
Virginia Slims	2.2%	2.3%	- 0.1 pp	2.2%	2.3%	- 0.1 pp
Basic	4.1%	4.2%	- 0.1 pp	4.0%	4.1%	- 0.1 pp
Focus Brands	49.2%	48.8%	+ 0.4 pp	49.3%	48.7%	+ 0.6 pp
Other PM USA	1.4%	1.5%	- 0.1 pp	1.4%	1.4%	0.0 pp
Total PM USA	50.6%	50.3%	+ 0.3 pp	50.7%	50.1%	+ 0.6 pp

*Retail share performance is based on data from the Information Resources, Inc.(IRI)/Capstone Total Retail Panel, which is a tracking service that uses a sample of stores to project market share performance in retail stores selling cigarettes. The panel was not designed to capture sales through other channels, including Internet and direct mail.

PM USA is focused on developing new and innovative products that are based on a deep understanding of adult tobacco consumers. During 2007, PM USA launched **Marlboro** Smooth, **Marlboro** Virginia Blend and six other new cigarette line extensions. These new products contributed to PM USA's retail share growth for the year, and in the fourth quarter of 2007 generated more than one share point of business.

Marlboro Smooth utilizes an innovative menthol application process to create a uniquely different smoking experience, and helped drive **Marlboro**'s performance as the industry's fastest-growing menthol brand. Also contributing to **Marlboro**'s growth was **Marlboro** Virginia Blend, a single-leaf, non-menthol blend that reinforces the **Marlboro** brand's flavor heritage. In addition, PM USA introduced **L&M** packings in select geographies, offering a unique, contemporary product in the discount category.

As part of its adjacency growth strategy to develop new revenue and income sources for the future, PM USA initiated a test market of **Marlboro** Snus in the Dallas/Fort Worth area beginning in August 2007. Due to initial favorable reaction by adult consumers, wholesalers and retailers to the **Marlboro** Snus test market, PM USA announced plans to expand the test market to the Indianapolis area in early 2008. In addition, PM USA began test marketing **Marlboro** Moist Smokeless Tobacco in the Atlanta area in October 2007. **Marlboro** Moist Smokeless Tobacco is designed to provide a premium quality product at an attractive price for adult moist smokeless tobacco consumers. Based on the encouraging initial consumer and trade response, PM USA is expanding the **Marlboro** Moist Smokeless Tobacco test market to include additional counties in the greater Atlanta area in early 2008.

As previously mentioned, Altria completed the acquisition of Middleton on December 11, 2007.   Middleton's results had no material impact on Altria's fourth-quarter and full-year earnings. For the full-year 2007, Middleton's volume, revenues net of excise taxes and operating companies income were in line with estimates provided when the acquisition was announced on November 1, 2007. Middleton participates in the machine-made large cigar segment, which had estimated volume of 5.3 billion units in 2007. The segment is estimated to have grown volumes at a compound annual rate of approximately 4% over the 2003 to 2007 period.

Retail market share for Middleton's leading brand **Black & Mild** increased 2.2 share points in 2007 to 25.2% of the machine-made large cigar segment. Retail share performance is based on data from the most recent IRI Syndicated Reviews Database (November 2007 year-to-date), which is a tracking service that uses a sample of stores to project market share performance across multiple product categories, including cigars.

INTERNATIONAL TOBACCO

2007 Full-Year and Fourth-Quarter Results

Philip Morris International Inc. (PMI), Altria's international tobacco business, achieved strong income results for the full year and fourth quarter of 2007.

Reported revenues net of excise taxes for the full-year 2007 of $22.8 billion were up 9.6%. In the fourth quarter, revenues net of excise taxes grew 11.6% to $5.5 billion.

Operating companies income increased 5.5% to $8.9 billion for the full-year 2007, due primarily to higher pricing, favorable currency of $471 million and productivity and cost savings, partially offset by the impact of the 2006 gain on the Dominican Republic transaction and higher marketing and R&D. Operating companies income grew 12.5% for the full-year 2007 when adjusted for the impact of the Dominican Republic transaction and other items shown in the table below.

For the fourth quarter, operating companies income decreased 10.0% to $2.0 billion, due primarily to the impact of the Dominican Republic transaction in the fourth quarter of 2006 as well as unfavorable mix, partially offset by higher pricing and favorable currency of $150 million. Operating companies income grew 15.5% for the fourth quarter of 2007 when adjusted for the impact of the Dominican Republic transaction and other items shown in the table below.

PMI 2007 Operating Companies Income ($ Millions)

	Full Year			Fourth Quarter		
	2007	**2006**	**Change**	**2007**	**2006**	**Change**
Reported Operating Companies Income	**$ 8,922**	**$8,458**	**5.5%**	**$2,010**	**$2,233**	**(10.0)%**
Divested businesses		(51)			(6)	
Asset impairment and exit costs	195	126		42	38	
Gains on sales of businesses		(488)			(488)	
Italian antitrust charge		61				
Adjusted Operating Companies Income	**$ 9,117**	**$8,106**	**12.5%**	**$2,052**	**$1,777**	**15.5%**
Adjusted OCI Margin*	40.0%	39.0%	1.0 pp	37.3%	36.1%	1.2 pp

Margins are calculated as adjusted operating companies income, divided by net revenues excluding excise taxes.

Cigarette shipment volume, as shown in the table below, increased 2.2% or 18.6 billion units, to 850.0 billion units for the full year 2007, due to the acquisition of Lakson in Pakistan. Excluding Lakson and the acquisition of local trademarks in Mexico effective November 1, 2007, cigarette shipments were down 0.7% or 5.6 billion units, due mainly to lower shipments in Germany and Poland and the unfavorable impact of timing and trade inventory movements, primarily in Japan and Mexico. Partially offsetting the decline were strong gains in Argentina, Egypt, Indonesia, Korea and Ukraine, as well as favorable timing in Italy. Absent acquisitions and the net impact of unfavorable timing and inventory movements, PMI shipments were essentially flat in 2007.

In the fourth quarter, cigarette shipment volume increased 3.7% or 7.1 billion units to 198.4 billion units, due to acquisition volume from Lakson and local trademarks in Mexico, as well as gains in Argentina, Colombia, Egypt, Indonesia, Korea and Russia and favorable timing in Italy, partially offset by lower volume in Poland and the United Kingdom and unfavorable timing, primarily in Japan and Mexico. Excluding the impact of acquisitions in Pakistan and Mexico, cigarette shipment volume was down 0.4% or 700 million units. Absent the above mentioned acquisitions and the net impact of unfavorable timing and inventory movements, PMI shipments rose 1.7% in the fourth quarter, reflecting improving trends and strengthened business fundamentals.

PMI Cigarette Volume by Segment (Billion Units)

	Full Year			Fourth Quarter		
	2007	**2006**	**Change***	**2007**	**2006**	**Change***
European Union	257.1	259.0	(0.7)%	57.2	57.3	(0.2)%
Eastern Europe, Middle East & Africa	291.3	288.6	0.9%	65.1	63.9	1.9%
Asia	211.7	194.6	8.8%	51.0	46.5	9.7%
Latin America	89.9	89.2	0.8%	25.1	23.6	6.4%
Total PMI	850.0	831.4	2.2%	198.4	191.3	3.7%

Calculation based on millions of units.

PMI's full-year 2007 market share performance improved versus the year-ago period in many markets including: Argentina, Australia, Austria, Brazil, Egypt, Finland, Greece, Hungary, Israel, Italy, Korea, Mexico, the Netherlands, the Philippines, Portugal, Singapore, Sweden and Ukraine.

PMI's fourth-quarter 2007 market share performance improved versus the year-ago period in Argentina, Australia, Austria, Brazil, Dominican Republic, Egypt, Finland, Germany,

Greece, Hungary, Israel, Italy, Korea, the Netherlands, Slovak Republic, Sweden, Switzerland, Taiwan and Ukraine.

For the full-year 2007, **Marlboro** cigarette shipment volume of 311.2 billion units was down 1.5%, due mainly to timing in Mexico and unfavorable distributor inventory movements in Japan, partially offset by gains in Argentina, Bulgaria, Indonesia, Korea and Russia. Absent timing and inventory distortions in Japan, Mexico and other markets, **Marlboro** shipments were down slightly at 0.2% in 2007. **Marlboro** market share was up in Argentina, Brazil, Egypt, Greece, Hungary, Indonesia, Israel, Korea, the Philippines, Poland, Russia and Ukraine.

In the fourth quarter, total **Marlboro** cigarette shipment volume of 72.4 billion units was down 1.4%, due primarily to the timing and inventory distortions mentioned above, partially offset by gains in Argentina, Indonesia and Russia. Absent timing and inventory distortions in Japan, Mexico and other markets, **Marlboro** cigarette shipments were up 1.0% in the fourth quarter of 2007 versus the year-earlier period.

Shipment volume for PMI's other international brands grew by 1.5% or 4.8 billion units to 327 billion units for the full-year 2007, driven by gains in **Parliament**, **Virginia Slims**, the **Philip Morris** brand, **Merit**, **Chesterfield**, **Bond Street** and **Muratti**, partially offset by lower volume for **L&M** and **Lark**.

During 2007, PMI continued to build strong brand equity through innovation. Notable new product introductions included **Marlboro Filter Plus** in Kazakhstan, Korea, Romania, Russia, Taiwan and Ukraine, and **Marlboro** kretek in Indonesia. **Marlboro Intense**, a new short cigarette developed to deliver more full-flavor taste, was recently launched nationally in Turkey. In the rapidly growing menthol segment, **Marlboro Fresh Mint** and **Marlboro Crisp Mint** were successfully launched in Hong Kong, and **Marlboro Ice Mint** was introduced in Japan. Other innovations in 2007 included **Parliament Platinum** in Japan, **Virginia Slims Uno** in Russia, Ukraine, Kazakhstan and Greece, **Virginia Slims Noire** in Japan and a new, smoother tasting **L&M** in Russia, Ukraine and Romania. Also, a new packaging design and communication platform for **Chesterfield** was recently implemented in Eastern Europe. In the other tobacco products (OTP) segment in Germany, **Next Tobacco Block** and **L&M Tobacco Block** were introduced in the fine cut category.

EUROPEAN UNION (EU)

2007 Full-Year and Fourth-Quarter Results

In the European Union (EU), operating companies income grew 18.7% to $4.2 billion in 2007, primarily driven by higher pricing and favorable currency of $417 million. Operating companies income grew 17.1% for the full-year 2007 when adjusted for the impact of the items shown in the table below.

In the fourth quarter, operating companies income grew 17.4% to $917 million, driven by higher pricing and favorable currency of $123 million. Operating companies income grew 18.5% for the quarter when adjusted for the items shown in the table below.

EU 2007 Operating Companies Income ($ Millions)

| | Full Year | | | Fourth Quarter | | |
	2007	2006	Change	2007	2006	Change
Reported Operating Companies Income	**$4,173**	**$3,516**	**18.7%**	**$ 917**	**$ 781**	**17.4%**
Asset impairment and exit costs	137	104		36	23	
Italian antitrust charge		61				
Adjusted Operating Companies Income	**$4,310**	**$3,681**	**17.1%**	**$ 953**	**$ 804**	**18.5%**
Adjusted OCI Margin*	48.9%	46.6%	2.3 pp	46.0%	44.8%	1.2 pp

Margins are calculated as adjusted operating companies income, divided by net revenues excluding excise taxes.

The total cigarette market in the EU declined 0.7% in 2007. PMI's cigarette shipment volume in the EU of 257.1 billion units was down 0.7% for the full-year 2007, as declines in Germany and Poland and unfavorable distributor inventory movements in France were partially offset by increased shipments in Hungary and the Baltics and the impact of favorable inventory movements in Italy. Cigarette market share in the EU at 39.3% was down 0.1 point for the full-year 2007 versus 2006, primarily due to the Czech Republic. Absent distorted trade inventories in the Czech Republic, market share in the EU is estimated to have been 39.4% for the full-year 2007.

PMI's cigarette shipment volume of 57.2 billion units declined 0.2% in the fourth quarter. The total market in the EU increased 0.2% or 390 million units versus the fourth quarter of 2006. PMI's market share in the EU at 39.2% was down 0.3 points. Adjusted for the impact of trade inventories in the Czech Republic, PMI share in the EU is estimated to have been 39.5% in the fourth quarter of 2007.

In France, for the full-year 2007 the total market declined 1.5%, due to higher pricing. PMI's cigarette shipments were down 4.8% versus 2006. Market share for PMI of 42.4% was down 0.3 points, with **Marlboro** down 0.7 share points to 30.2%, reflecting the temporary impact of crossing the €5.00 per pack threshold. In the mid-price segment, the **Philip Morris** brand gained 0.3 points to 6.2%. PMI achieved sequential improvement in market share every month since September.

In Germany, the cigarette market declined 4.0% for the full-year 2007, due mainly to the tax-driven price increase in October 2006. PMI's in-market cigarette sales were down 5.0% and market share of 36.5% declined 0.4 points due to lower **Marlboro** share, partially offset by share gains for **L&M**. PMI's cigarette shipments were down 4.6% versus 2006. Market share in the fourth quarter was up 1.4 points to 37.6%.

In Italy, the total market was down 1.1% for the full-year 2007, while PMI's in-market sales rose 0.4%. PMI's cigarette market share of 54.6% grew 0.8 points, driven by **Chesterfield** and **Merit**. Share for **Marlboro** in Italy of 22.8% was essentially unchanged. PMI's full-year 2007 cigarette shipments were up 2.9%, due mainly to favorable timing of shipments compared to 2006.

In Poland, consumer price sensitivity within the low-price segment following significant tax-driven price increases led to a total cigarette market decline of 3.5% for the full-year 2007, as consumers switched to other tobacco products. PMI's market share was down 1.0 point to 39.0%, primarily reflecting share declines for its low-price and local 70mm brands. However, **Marlboro** market share rose 0.4 points to 8.5%. PMI's cigarette shipments in Poland declined 6.0% for the full-year 2007, but profits more than doubled due to improved pricing and product mix.

In Spain, the total cigarette market was down 1.2% for the full-year 2007, while PMI's market share of 32.1% was down slightly. **Marlboro** share declined 0.6 points to 16.5%, partially offset by gains for **Chesterfield**, **L&M** and the **Philip Morris** brand. Cigarette shipments in Spain rose 0.7% in 2007 and operating companies income climbed close to 40%.

EASTERN EUROPE, MIDDLE EAST & AFRICA (EEMA)

2007 Full-Year and Fourth-Quarter Results

In Eastern Europe, Middle East & Africa (EEMA), PMI's operating companies income increased 17.5% to $2.4 billion for the full year 2007, due mainly to higher pricing, improved volume/mix and favorable currency of $90 million. Operating companies income grew 18.0% for the full year 2007 when adjusted for the impact of the items shown in the table below.

In the fourth quarter, operating companies income for the segment increased 21.1% to $516 million, due mainly to higher pricing, lower costs and favorable currency of $25 million. Operating companies income grew 20.6% for the fourth quarter of 2007 when adjusted for the impact of the items shown in the table below.

EEMA 2007 Operating Companies Income ($ Millions)

	Full Year			Fourth Quarter		
	2007	**2006**	**Change**	**2007**	**2006**	**Change**
Reported Operating Companies Income	**$2,427**	**$2,065**	**17.5%**	**$516**	**$426**	**21.1%**
Asset impairment and exit costs	12	2			2	
Adjusted Operating Companies Income	**$2,439**	**$2,067**	**18.0%**	**$516**	**$428**	**20.6%**
Adjusted OCI Margin*	38.4%	36.9%	1.5 pp	34.4%	32.8%	1.6 pp

Margins are calculated as adjusted operating companies income, divided by net revenues excluding excise taxes.

Full-year 2007 cigarette shipment volume of 291.3 billion units was up 0.9% as gains in Algeria, Bulgaria, Egypt and Ukraine were partially offset by declines in Romania, Russia, Serbia and Turkey. In the fourth quarter of 2007, cigarette shipment volume of 65.1 billion units was up 1.9%, driven by solid gains in Eastern Europe, Turkey and the Middle East, partially offset by lower duty-free shipments.

In Egypt, PMI's cigarette shipments rose 25.6% for the full-year 2007, while market share advanced 1.9 points to 12.0%, driven by **Marlboro**, **L&M** and **Merit**.

In Russia, shipment volume declined 2.0% for the full-year 2007, as lower volume for **L&M** was partially offset by the continued growth of higher-margin brands, including **Marlboro**, **Parliament**, **Chesterfield** and **Muratti**. PMI market share of 26.6% was unchanged. Improved brand mix and better pricing resulted in income growth of 24%. In September 2007,

PMI replaced the entire **L&M** brand family with a completely new, smoother tasting product line-up in response to changing adult consumer preferences.

In Turkey, the total market was down slightly by 0.4% for the full-year 2007 versus 2006, while PMI's market share declined 2.1 points to 40.4%, due mainly to the decline of lower-margin brands in PMI's portfolio. Although PMI's shipments were down 1.6%, income grew in the double digits, driven by strong pricing and growth in premium brand volume.

In Ukraine, shipments grew 4.7% for the full-year 2007 and market share rose 0.8 points to 33.9%, driven by adult consumer uptrading to **Marlboro**, **Parliament** and **Chesterfield**. Profit growth was robust at more than 25%.

ASIA

2007 Full-Year and Fourth-Quarter Results

In Asia, operating companies income decreased 3.6% to $1.8 billion for the full-year 2007, primarily due to lower volume in Japan and unfavorable currency of $36 million, partially offset by favorable pricing. Operating companies income decreased 3.1% for the full-year 2007 when adjusted for the impact of the items shown in the table below.

In the fourth quarter, operating companies income decreased 5.6% to $390 million, primarily due to lower volume in Japan, partially offset by favorable pricing. Operating companies income decreased 6.8% for the fourth quarter of 2007 when adjusted for the impact of the items shown in the table below.

Asia 2007 Operating Companies Income ($ Millions)

	Full Year			Fourth Quarter		
	2007	**2006**	**Change**	**2007**	**2006**	**Change**
Reported Operating Companies Income	$1,802	$1,869	(3.6)%	$390	$413	(5.6)%
Asset impairment and exit costs	28	19		6	12	
Adjusted Operating Companies Income	$1,830	$1,888	(3.1)%	$396	$425	(6.8)%
Adjusted OCI Margin*	32.4%	34.1%	(1.7) pp	29.2%	31.6%	(2.4) pp

Margins are calculated as adjusted operating companies income, divided by net revenues excluding excise taxes.

PMI's full-year 2007 cigarette shipments of 211.7 billion units rose 8.8%, reflecting the acquisition of Lakson in Pakistan and higher volume in Indonesia and Korea, partially offset by a decline in Japan. Excluding the Lakson volume, shipments were down 3.2% or 6.2 billion units, reflecting the negative impact of inventory movements and the lower in-market sales in Japan in the fourth quarter of 2007.   In the fourth quarter of 2007, PMI's cigarette shipment volume of 51.0 billion units rose 9.7%, due to acquisition volume in Pakistan and gains in Indonesia, Korea and Thailand, partially offset by Japan. Excluding acquisition volume in Pakistan, volume was down 5.1%.

In Indonesia, the total cigarette market was up 3.9% for the full-year 2007. PMI market share was down slightly to 28.0%, reflecting the share decline of **A Mild** and **Dji Sam Soe**, due to a temporary stick-price disadvantage versus competitive brands, partially offset by the growth of **Marlboro**, which gained 0.4 points to 4.0%. PMI's cigarette shipments grew 2.8% while **Marlboro** shipments rose 14.7%, driven by focused marketing and improved distribution and the July 2007 **Marlboro** kretek launch.

In Japan, the total cigarette market declined 4.8% or 13.0 billion units for the full-year 2007, due primarily to the impact of the 2006 mid-year excise tax-driven price increase. PMI's in-market sales were down 6.2% and market share declined 0.4 points to 24.3%, due mainly to **Lark**. **Marlboro**'s share at 9.9% was flat for the full-year 2007, but up 0.2 points in the fourth quarter of 2007 versus the year-earlier period. For the full-year 2007, cigarette shipment volume was down 12.6%, reflecting lower in-market sales and a reduction in distributor inventory durations at year-end 2007 versus 2006.

In Korea, the total market was up 4.6% for the full-year 2007. PMI's shipments rose 20.3% and market share increased 1.3 points to 9.9%. The share increase was driven by **Marlboro**, **Parliament** and **Virginia Slims** and benefited from recent new line extensions, including **Marlboro Filter Plus**. Income was significantly higher in 2007.

LATIN AMERICA

2007 Full-Year and Fourth-Quarter Results

In Latin America, operating companies income decreased 48.4% to $520 million in 2007, due mainly to the impact of the 2006 Dominican Republic transaction, partially offset by higher pricing in 2007. Operating companies income increased 14.5% for the full-year 2007 when adjusted for the impact of the items shown in the table below.

In the fourth quarter of 2007, operating companies income decreased 69.5% to $187 million, due mainly to the impact of the 2006 Dominican Republic transaction in the year-earlier period, partially offset by higher pricing. Operating companies income increased 55.8% for the fourth quarter of 2007 when adjusted for the impact of the items shown in the table below.

Latin America 2007 Operating Companies Income ($ Millions)

	Full Year			Fourth Quarter		
	2007	**2006**	**Change**	**2007**	**2006**	**Change**
Reported Operating Companies Income	**$ 520**	**$1,008**	**(48.4)%**	**$ 187**	**$ 613**	**(69.5)%**
Divested businesses		(51)			(6)	
Asset impairment and exit costs	18	1			1	
Gains on sales of businesses		(488)			(488)	
Adjusted Operating Companies Income	**$ 538**	**$ 470**	**14.5%**	**$ 187**	**$ 120**	**55.8%**
Adjusted OCI Margin*	27.0%	26.8%	0.2 pp	32.7%	24.7%	8.0 pp

Margins are calculated as adjusted operating companies income, divided by net revenues excluding excise taxes.

Full-year 2007 cigarette shipment volume of 89.9 billion units was up 0.8%, as higher volume in Argentina more than offset declines in Mexico and the Dominican Republic. Fourth quarter 2007 cigarette shipment volume of 25.1 billion units was up 6.4%, driven by gains in Argentina, Brazil, Colombia and acquisition volume in Mexico. Excluding local brands acquired in Mexico, full-year 2007 volume was down 0.3%, while fourth-quarter 2007 volume was up 2.5%.

In Argentina, the total cigarette market grew 3.0% for the full-year 2007. PMI's market share increased 2.6 points to a record 68.9%, driven by **Marlboro** and the **Philip Morris** brand. PMI shipments grew 7.1% and profits advanced more than 40%.

In Mexico, the total market declined 6.3% for the full-year 2007, due to lower consumption following the price increases in January and October 2007, as well as an unfavorable comparison with the prior year, which included trade purchases in advance of the January 2007 tax-driven price increase. PMI's market share gain of 0.8 points to a record 64.3% was fueled by **Benson & Hedges** and **Delicados**. **Marlboro**'s share at 47.7% was flat versus the prior year.

FINANCIAL SERVICES

2007 Full-Year and Fourth-Quarter Results

Philip Morris Capital Corporation (PMCC) reported operating companies income of $421 million for the full-year 2007 and $89 million for the fourth quarter of 2007, versus $176 million for the full-year 2006 and $38 million for the fourth quarter of 2006. Results for the full-year 2007 include cash recoveries of $214 million related to certain airline leases previously written down, versus a provision of $103 million in 2006. Results for the fourth quarter of 2007 reflect higher asset management gains versus the same period in 2006.

Consistent with its strategic shift in 2003, PMCC is focused on managing its existing portfolio of finance assets in order to maximize gains and generate cash flow from asset sales and related activities. PMCC is no longer making new investments and expects that its operating companies income will fluctuate over time as investments mature or are sold.

Altria Group, Inc. Profile

As of December 31, 2007, Altria owned 100% of Philip Morris International Inc., Philip Morris USA Inc., John Middleton, Inc. and Philip Morris Capital Corporation, and approximately 28.6% of SABMiller plc. The brand portfolio of Altria's tobacco operating companies includes such well-known names as **Marlboro**, **L&M**, **Parliament**, **Virginia Slims** and **Black & Mild**. Altria recorded 2007 net revenues from continuing operations of $73.8 billion.

Trademarks and service marks mentioned in this release are the registered property of, or licensed by, the subsidiaries of Altria Group, Inc.

A complete copy of Altria's audited 2007 financial statements will be available through Altria's website after they are filed with the Securities and Exchange Commission on or about February 4, 2008. If you do not have Internet access but would like to receive a copy of the 2007 audited financial statements for Altria, please call toll-free (800) 367-5415 in the U.S. and Canada to request a copy.

Forward-Looking and Cautionary Statements

This press release contains projections of future results and other forward-looking statements that involve a number of risks and uncertainties and are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. The following important factors could cause actual results and outcomes to differ materially from those contained in such forward-looking statements.

24

Altria Group, Inc.'s tobacco subsidiaries (Philip Morris USA Inc., John Middleton, Inc. and Philip Morris International Inc.) are subject to intense price competition; changes in consumer preferences and demand for their products; fluctuations in levels of customer inventories; the effects of foreign economies and local economic and market conditions; unfavorable currency movements and changes to income tax laws. Their results are dependent upon their continued ability to promote brand equity successfully; to anticipate and respond to new consumer trends; to develop new products and markets and to broaden brand portfolios in order to compete effectively with lower-priced products; and to improve productivity.

Altria Group, Inc.'s tobacco subsidiaries continue to be subject to litigation, including risks associated with adverse jury and judicial determinations, and courts reaching conclusions at variance with the company's understanding of applicable law and bonding requirements in the limited number of jurisdictions that do not limit the dollar amount of appeal bonds; legislation, including actual and potential excise tax increases; discriminatory excise tax structures; increasing marketing and regulatory restrictions; the effects of price increases related to excise tax increases and concluded tobacco litigation settlements on consumption rates and consumer preferences within price segments; health concerns relating to the use of tobacco products and exposure to environmental tobacco smoke; governmental regulation; privately imposed smoking restrictions; and governmental and grand jury investigations.

Altria Group, Inc. and its subsidiaries are subject to other risks detailed from time to time in its publicly filed documents, including its Annual Report on Form 10-K for the period ended December 31, 2006 and Quarterly Report on Form 10-Q for the period ended September 30, 2007. Altria Group, Inc. cautions that the foregoing list of important factors is not complete and does not undertake to update any forward-looking statements that it may make.

Contact: Nicholas M. Rolli
                                                                 (917) 663-3460

                                                                 Timothy R. Kellogg
                                                                 (917) 663-2759

ALTRIA GROUP, INC.
and Subsidiaries
Condensed Statements of Earnings
For the Quarters Ended December 31,
(in millions, except per share data)
(Unaudited)

Schedule 1

	2007	2006	% Change
Net revenues	$ 18,229	$ 16,027	13.7 %
Cost of sales	4,048	3,836	5.5 %
Excise taxes on products (*)	8,976	7,413	21.1 %
Gross profit	5,205	4,778	8.9 %
Marketing, administration and research costs	1,959	1,822	
Asset impairment and exit costs	58	48	
(Gains) on sales of businesses	-	(488)	
Operating companies income	3,188	3,396	(6.1)%
Amortization of intangibles	10	6	
General corporate expenses	95	139	
Asset impairment and exit costs	47	7	
Operating income	3,036	3,244	(6.4)%
Interest and other debt expense, net	28	42	
Earnings from continuing operations before income taxes, and equity earnings and minority interest, net	3,008	3,202	(6.1)%
Provision for income taxes	862	860	0.2 %
Earnings from continuing operations before equity earnings and minority interest, net	2,146	2,342	(8.4)%
Equity earnings and minority interest, net	42	64	
Earnings from continuing operations	2,188	2,406	(9.1)%
Earnings from discontinued operations, net of income taxes and minority interest	-	553	
Net earnings	$ 2,188	$ 2,959	(26.1)%
Per share data:			
Basic earnings per share from continuing operations	$ 1.04	$ 1.15	(9.6)%
Basic earnings per share from discontinued operations	$ -	$ 0.26	
Basic earnings per share	$ 1.04	$ 1.41	(26.2)%
Diluted earnings per share from continuing operations	$ 1.03	$ 1.14	(9.6)%
Diluted earnings per share from discontinued operations	$ -	$ 0.26	
Diluted earnings per share	$ 1.03	$ 1.40	(26.4)%
Weighted average number of shares outstanding - Basic	2,104	2,092	0.6 %
- Diluted	2,119	2,110	0.4 %

(*) The segment detail of excise taxes on products sold is shown in the Net Revenues page.



ALTRIA GROUP, INC.   Schedule 2

and Subsidiaries

Selected Financial Data by Business Segment

For the Quarters Ended December 31,

(in millions)

(Unaudited)

Net Revenues

	US tobacco	European Union	EEMA	Asia
2007	$ 4,487 $	6,429 $	2,944 $	2,748
2006	4,536	5,504	2,256	2,475
% Change	(1.1)%	16.8%	30.5%	11.0%
Reconciliation:				
For the quarter ended December 31, 2006	$ 4,536 $	5,504 $	2,256 $	2,475
Divested businesses - 2006	-	-	-	-
Divested businesses - 2007	-	-	-	-
Acquired businesses	15	-	-	76
Currency	-	686	307	108
Operations	(64)	239	381	89
For the quarter ended December 31, 2007	$ 4,487 $	6,429 $	2,944 $	2,748
(*) The detail of excise taxes on products sold is as follows:				
2007	$ 826 $	4,358 $	1,445 $	1,391
2006	$ 893 $	3,710 $	953 $	1,132
2007 Currency increased international tobacco excise taxes	$ - $	472 $	196 $	78

Net Revenues

	Latin America	Total International tobacco	Financial services	Total
2007	$ 1,527 $	13,648 $	94 $	18,229
2006	1,211	11,446	45	16,027
% Change	26.1%	19.2%	+100%	13.7%
Reconciliation:				
For the quarter ended December 31, 2006	$ 1,211 $	11,446 $	45 $	16,027
Divested businesses - 2006	-	-	-	-
Divested businesses - 2007	-	-	-	-
Acquired businesses	32	108	-	123
Currency	43	1,144	-	1,144
Operations	241	950	49	935
For the quarter ended December 31, 2007	$ 1,527 $	13,648 $	94 $	18,229
(*) The detail of excise taxes on products sold is as follows:				
2007	$ 956 $	8,150	$	8,976
2006	$ 725 $	6,520	$	7,413
2007 Currency increased international tobacco excise taxes	$ 26 $	772	$	772



ALTRIA GROUP, INC.   Schedule 3
and Subsidiaries
Selected Financial Data by Business Segment
For the Quarters Ended December 31,
(in millions)
(Unaudited)

Operating Companies Income

	US tobacco	European Union	EEMA	Asia
2007	$ 1,089 $	917 $	516 $	390
2006	1,125	781	426	413
% Change	(3.2)%	17.4%	21.1%	(5.6)%
Reconciliation:				
For the quarter ended December 31, 2006	$ 1,125 $	781 $	426 $	413
Divested businesses - 2006	-	-	-	-
Italian antitrust charge - 2006	-	-	-	-
Asset impairment and exit costs - 2006	10	23	2	12
Gains on sales of businesses - 2006		-	-	-
Provision for airline industry exposure - 2006	-	-	-	-
	10	23	2	12
Divested businesses - 2007	-	-	-	-
Asset impairment and exit costs - 2007	(16)	(36)	-	(6)
Implementation costs - 2007	(15)	-	-	-
Recoveries from airline industry exposure - 2007	-	-	-	-
	(31)	(36)	-	(6)
Acquired businesses	7	-	-	3
Currency	-	123	25	-
Operations	(22)	26	63	(32)
For the quarter ended December 31, 2007	$ 1,089 $	917 $	516 $	390

Operating Companies Income

	Latin America	Total International tobacco	Financial services	Total
2007	$ 187 $	2,010 $	89 $	3,188
2006	613	2,233	38	3,396
% Change	(69.5)%	(10.0)%	+100%	(6.1)%
Reconciliation:				
For the quarter ended December 31, 2006	$ 613 $	2,233 $	38 $	3,396
Divested businesses - 2006	(6)	(6)	-	(6)
Italian antitrust charge - 2006	-	-	-	-
Asset impairment and exit costs - 2006	1	38	-	48
Gains on sales of businesses - 2006	(488)	(488)	-	(488)
Provision for airline industry exposure - 2006	-	-	-	-
	(493)	(456)	-	(446)
Divested businesses - 2007	-	-	-	-
Asset impairment and exit costs - 2007	-	(42)	-	(58)
Implementation costs - 2007	-	-	-	(15)
Recoveries from airline industry exposure - 2007	-	-	-	-
	-	(42)	-	(73)
Acquired businesses	8	11	-	18
Currency	2	150	-	150
Operations	57	114	51	143
For the quarter ended December 31, 2007	$ 187 $	2,010 $	89 $	3,188

and Subsidiaries

Condensed Statements of Earnings

For the Twelve Months Ended December 31,

(in millions, except per share data)

(Unaudited)

	2007	2006	% Change
Net revenues	$ 73,801	$ 67,051	10.1 %
Cost of sales	16,547	15,540	6.5 %
Excise taxes on products (*)	35,750	31,083	15.0 %
Gross profit	21,504	20,428	5.3 %
Marketing, administration and research costs	7,318	7,170	
Italian antitrust charge	-	61	
Asset impairment and exit costs	539	136	
(Gains) on sales of businesses	-	(488)	
(Recoveries) Provision (from) for airline industry exposure	(214)	103	
Operating companies income	13,861	13,446	3.1 %
Amortization of intangibles	28	23	
General corporate expenses	487	494	
Asset impairment and exit costs	111	42	
Operating income	13,235	12,887	2.7 %
Interest and other debt expense, net	215	367	
Earnings from continuing operations before income taxes, equity earnings and minority interest, net	13,020	12,520	4.0 %
Provision for income taxes	4,096	3,400	20.5 %
Earnings from continuing operations before equity earnings and minority interest, net	8,924	9,120	(2.1)%
Equity earnings and minority interest, net	237	209	
Earnings from continuing operations	9,161	9,329	(1.8)%
Earnings from discontinued operations, net of income taxes and minority interest	625	2,693	
Net earnings	$ 9,786	$ 12,022	(18.6)%
Per share data (**):			
Basic earnings per share from continuing operations	$ 4.36	$ 4.47	(2.5)%
Basic earnings per share from discontinued operations	$ 0.30	$ 1.29	
Basic earnings per share	$ 4.66	$ 5.76	(19.1)%
Diluted earnings per share from continuing operations	$ 4.33	$ 4.43	(2.3)%
Diluted earnings per share from discontinued operations	$ 0.29	$ 1.28	
Diluted earnings per share	$ 4.62	$ 5.71	(19.1)%
Weighted average number of shares outstanding - Basic	2,101	2,087	0.7 %
- Diluted	2,116	2,105	0.5 %

(*) The segment detail of excise taxes on products sold is shown in the Net Revenues page.

(**) Basic and diluted earnings per share are computed for each of the periods presented. Accordingly,

the sum of the quarterly earnings per share amounts may not agree to the year-to-date amounts.


ALTRIA GROUP, INC.   Schedule 5
and Subsidiaries
Selected Financial Data by Business Segment
For the Twelve Months Ended December 31,
(in millions)
(Unaudited)

Net Revenues

	US tobacco	European Union	EEMA	Asia
2007	$ 18,485 $	26,682 $	12,149 $	11,099
2006	18,474	23,752	9,972	10,142
% Change	0.1%	12.3%	21.8%	9.4%

Reconciliation:

For the twelve months ended December 31, 2006	$ 18,474 $	23,752 $	9,972 $	10,142
Divested businesses - 2006	-	-	-	-
Divested businesses - 2007	-	-	-	-
Acquired businesses	15	-	-	227
Currency	-	2,306	760	371
Operations	(4)	624	1,417	359
For the twelve months ended December 31, 2007	$ 18,485 $	26,682 $	12,149 $	11,099

(*) The detail of excise taxes on products sold is as follows:

2007	$ 3,452 $	17,869 $	5,801 $	5,452
2006	$ 3,617 $	15,859 $	4,365 $	4,603
2007 Currency increased international tobacco excise taxes	$ - $	1,558 $	439 $	296

Net Revenues

	Latin America	Total International tobacco	Financial services	Total
2007	$ 5,166 $	55,096 $	220 $	73,801
2006	4,394	48,260	317	67,051
% Change	17.6%	14.2%	(30.6)%	10.1%

Reconciliation:

For the twelve months ended December 31, 2006	$ 4,394 $	48,260 $	317 $	67,051
Divested businesses - 2006	-	-	-	-
Divested businesses - 2007	-	-	-	-
Acquired businesses	143	370	-	385
Currency	76	3,513	-	3,513
Operations	553	2,953	(97)	2,852
For the twelve months ended December 31, 2007	$ 5,166 $	55,096 $	220 $	73,801

(*) The detail of excise taxes on products sold is as follows:

2007	$ 3,176 $	32,298	$	35,750
2006	$ 2,639 $	27,466	$	31,083
2007 Currency increased international tobacco excise taxes	$ 42 $	2,335	$	2,335





ALTRIA GROUP, INC.   Schedule 6
and Subsidiaries
Selected Financial Data by Business Segment
For the Twelve Months Ended December 31,
(in millions)
(Unaudited)

Operating Companies Income

	US tobacco	European Union	EEMA	Asia
2007	$ 4,518 $	4,173 $	2,427 $	1,802
2006	4,812	3,516	2,065	1,869
% Change	(6.1)%	18.7%	17.5%	(3.6)%
Reconciliation:				
For the twelve months ended December 31, 2006	$ 4,812 $	3,516 $	2,065 $	1,869
Divested businesses - 2006	-	-	-	-
Italian antitrust charge - 2006	-	61	-	-
Asset impairment and exit costs - 2006	10	104	2	19
Gains on sales of businesses - 2006	-	-	-	-
Provision for airline industry exposure - 2006	-	-	-	-
	10	165	2	19
Divested businesses - 2007	-	-	-	-
Asset impairment and exit costs - 2007	(344)	(137)	(12)	(28)
Implementation costs - 2007	(27)	-	-	-
Recoveries from airline industry exposure - 2007	-	-	-	-
	(371)	(137)	(12)	(28)
Acquired businesses	7	(2)	-	12
Currency	-	417	90	(36)
Operations	60	214	282	(34)
For the twelve months ended December 31, 2007	$ 4,518 $	4,173 $	2,427 $	1,802

Operating Companies Income

	Latin America	Total International tobacco	Financial services	Total
2007	$ 520 $	8,922 $	421 $	13,861
2006	1,008	8,458	176	13,446
% Change	(48.4)%	5.5%	+100%	3.1%
Reconciliation:				
For the twelve months ended December 31, 2006	$ 1,008 $	8,458 $	176 $	13,446
Divested businesses - 2006	(51)	(51)	-	(51)
Italian antitrust charge - 2006	-	61	-	61
Asset impairment and exit costs - 2006	1	126	-	136
Gains on sales of businesses - 2006	(488)	(488)	-	(488)
Provision for airline industry exposure - 2006	-	-	103	103
	(538)	(352)	103	(239)
Divested businesses - 2007	-	-	-	-
Asset impairment and exit costs - 2007	(18)	(195)	-	(539)
Implementation costs - 2007	-	-	-	(27)
Recoveries from airline industry exposure - 2007	-	-	214	214
	(18)	(195)	214	(352)
Acquired businesses	6	16	-	23
Currency	-	471	-	471
Operations	62	524	(72)	512
For the twelve months ended December 31, 2007	$ 520 $	8,922 $	421 $	13,861


Altria

ALTRIA GROUP, INC.   Schedule 7
and Subsidiaries
Net Earnings and Diluted Earnings Per Share
For the Quarters Ended December 31,
($ in millions, except per share data)
(Unaudited)

	Net Earnings		Diluted E.P.S.	
2007 Continuing Earnings	$	2,188	$	1.03
2006 Continuing Earnings	$	2,406	$	1.14
% Change		(9.1) %		(9.6) %
Reconciliation:				
2006 Continuing Earnings	$	2,406	$	1.14
2006 Asset impairment and exit costs		38		0.02
2006 Gains on sales of businesses		(317)		(0.15)
2006 Tax items		(126)		(0.06)
		(405)		(0.19)
2007 Asset impairment, exit and implementation costs		(85)		(0.04)
2007 Tax items		154		0.07
		69		0.03
Currency		104		0.05
Change in shares		-		-
Change in tax rate		(104)		(0.05)
Operations		118		0.05
2007 Continuing Earnings	$	2,188	$	1.03
2007 Discontinued Earnings	$	-	$	-
2007 Net Earnings	$	2,188	$	1.03
2007 Continuing Earnings Excluding Special Items	$	2,119	$	1.00
2006 Continuing Earnings Excluding Special Items	$	2,001	$	0.95
% Change		5.9%		5.3%



ALTRIA GROUP, INC.   Schedule 8

and Subsidiaries

Net Earnings and Diluted Earnings Per Share

For the Twelve Months Ended December 31,

($ in millions, except per share data)

(Unaudited)

	Net Earnings		Diluted E.P.S. (*)	
2007 Continuing Earnings	$	9,161	$	4.33
2006 Continuing Earnings	$	9,329	$	4.43
% Change		(1.8) %		(2.3) %
Reconciliation:				
2006 Continuing Earnings	$	9,329	$	4.43
2006 Italian antitrust charge		61		0.03
2006 Asset impairment and exit costs		118		0.05
2006 Gains on sale of businesses		(317)		(0.15)
2006 Interest on tax reserve transfers to Kraft		29		0.01
2006 Provision for airline industry exposure		66		0.03
2006 Tax items		(757)		(0.35)
		(800)		(0.38)
2007 Asset impairment, exit and implementation costs		(452)		(0.21)
2007 Recoveries from airline industry exposure		137		0.06
2007 Interest on tax reserve transfers to Kraft		(50)		(0.02)
2007 Tax items		251		0.12
		(114)		(0.05)
Currency		316		0.15
Change in shares		-		(0.02)
Change in tax rate		(41)		(0.02)
Operations		471		0.22
2007 Continuing Earnings	$	9,161	$	4.33
2007 Discontinued Earnings	$	625	$	0.29
2007 Net Earnings	$	9,786	$	4.62
2007 Continuing Earnings Excluding Special Items	$	9,275		4.38
2006 Continuing Earnings Excluding Special Items	$	8,529		4.05
% Change		8.7 %		8.1 %

(*) Basic and diluted earnings per share are computed for each of the periods

presented. Accordingly, the sum of the quarterly earnings per share amounts

may not agree to the year-to-date amounts.


ALTRIA GROUP, INC.   Schedule 9
and Subsidiaries
Condensed Balance Sheets
(in millions, except ratios)
(Unaudited)

		December 31, 2007		December 31, 2006
Assets				
Cash and cash equivalents	$	6,498	$	4,781
All other current assets		16,392		13,724
Property, plant and equipment, net		8,857		7,581
Goodwill		8,001		6,197
Other intangible assets, net		4,953		1,908
Other assets		6,447		6,837
Assets of discontinued operations		-		56,452
Total consumer products assets		51,148		97,480
Total financial services assets		6,063		6,790
Total assets	$	57,211	$	104,270
Liabilities and Stockholders' Equity				
Short-term borrowings	$	638	$	420
Current portion of long-term debt		2,445		648
Accrued settlement charges		3,986		3,552
All other current liabilities		11,713		10,941
Long-term debt		7,463		6,298
Deferred income taxes		2,182		1,391
Other long-term liabilities		4,627		5,208
Liabilities of discontinued operations		-		29,495
Total consumer products liabilities		33,054		57,953
Total financial services liabilities		5,603		6,698
Total liabilities		38,657		64,651
Total stockholders' equity		18,554		39,619
Total liabilities and stockholders' equity	$	57,211	$	104,270
Total consumer products debt	$	10,546	$	7,366
Debt/equity ratio - consumer products		0.57		0.19
Total debt	$	11,046	$	8,485
Total debt/equity ratio		0.60		0.21



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XBRL report	mo-20071231.xml
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